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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G
                          (Rule 13d-102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                   PURSUANT TO RULE 13d-2(b)
                        (Amendment No. 2)*




                 FIRST KEYSTONE FINANCIAL, INC.
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                        (Name of Issuer)



            COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                 (Title of Class of Securities)



                          320655 10 3
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                         (CUSIP Number)



                           December 31, 1998
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    (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(b)


                        Page 1 of 6 Pages
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  CUSIP NO. 320655 10 3            13G                 Page 2 of 6 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    First Keystone Financial, Inc. Employee Stock Ownership Plan Trust
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                   (b) [ ]
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3.  SEC USE ONLY
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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    VOTING POWER
    200,356
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6.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
    VOTING POWER
    99,294
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    DISPOSITIVE POWER
    200,356
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
    DISPOSITIVE POWER
    99,294
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    299,650
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    13.21%
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12. TYPE OF REPORTING PERSON
    EP
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  CUSIP NO. 320655 10 3             13G                 Page 3 of 6 Pages
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Item 1(a)   Name of Issuer:

            First Keystone Financial, Inc.

Item 1(b)   Address of Issuer's Principal Executive Office:

            22 West State Street
            Media, Pennsylvania 19063

Item 2(a)   Name of Person Filing:

            First Keystone Financial, Inc. Employee Stock Ownership Plan Trust.

Item 2(b) Address of Principal Business Office or, if None, Residence:

            First Keystone Financial, Inc.
            22 West State Street
            Media, Pennsylvania   19063

Item 2(c) Citizenship:

            United States

Item 2(d) Title of Class of Securities:

            Common Stock, par value $0.01 per share

Item 2(e) CUSIP Number:

            320655 10 3

Item 3. If this statement is filed pursuant to Rules 13-d(b), or 13D-2(b), check whether the person filing is a:

          [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.   Ownership.

          (a)  Amount beneficially owned:
          299,650
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  CUSIP NO. 320655 10 3            13G                Page 4 of 6 Pages
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          (b) Percent of class:
              13.21%

          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or to direct the vote 200,356
                                                             -------
              (ii)  Shared power to vote or to direct the vote 99,294
                                                               ------
              (iii) Sole power to dispose or to direct the disposition of
                    200,356
                    -------
              (iv) Shared power to dispose or to direct the disposition of
                   99,294
                   ------

                   The First Keystone Financial, Inc. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the First Keystone Financial, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will be voted by the ESOP Trustees in the same proportion for and against proposals to shareholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts. Any allocated shares which either ab-stain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Edward Calderoni, Edmond Jones and Donald A. Purdy ("Trustees") of the Trust, which holds 299,650 shares of common stock of which 99,294 shares had been or were in the process of being allocated to the accounts of participating employees as of December 31, 1998 and 200,356 shares of common stock which have not yet been allocated to the accounts of participating employees, and which will be voted by the Trustees pursuant to the terms of the ESOP and may be deemed to be beneficially owned by the Trust. The ESOP does not own more than 5% on behalf of another person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.
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  CUSIP NO. 320655 10 3            13G                Page 5 of 6 Pages
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Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below, we certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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  CUSIP NO. 320655 10 3            13G               Page 6 of 6 Pages
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                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                       FIRST KEYSTONE FINANCIAL, INC. EMPLOYEE STOCK OWNERSHIP PLAN TRUST


Date: February 16, 1999    By:  /s/ Edward Calderoni
                                ----------------------------------------------
                                Name:  Edward Calderoni
                                       ---------------------------------------
                                     Trustee for First Keystone Financial, Inc.
                                     Employee Stock Ownership Plan Trust


Date: February 16, 1999    By:  /s/ Edmond Jones
                                ----------------------------------------------
                                Name:  Edmond Jones
                                       ---------------------------------------
                                     Trustee for First Keystone Financial, Inc.
                                     Employee Stock Ownership Plan Trust


Date: February 16, 1999    By:  /s/ Donald A. Purdy
                                -----------------------------------------------
                                 Name:  Donald A. Purdy
                                        ----------------------------------------
                                      Trustee for First Keystone Financial, Inc.
                                      Employee Stock Ownership Plan Trust
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